December 24, 2009

Via U.S. Mail and Facsimile (310-280-7375)

David Zinberg
Chairman of the Board and Chief Executive Officer
BIDZ.com, Inc.
3562 Eastham Drive
Culver City, California 90232

> **Re: BIDZ.com, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **Filed November 9, 2009**
> **Form 8-K Filed August 10, 2009**
> **Files No. 1-33513**

Dear Mr. Zinberg:

We have limited our review of your filings to disclosure relating to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You state on page 6 of the Form 10-Q that you have expanded the reach of your customer base to the Middle East, a reference generally understood to encompass Iran, Sudan, and Syria. Also, you disclose in the Form 8-K that you have signed a multi-year deal with Aramex to offer transportation and shipping services to your customers in 15 countries. We are aware of publicly-available information that those 15 countries include Syria, and that Aramex has offices in Iran, Sudan, and Syria and a business partner in Cuba. Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your annual report does not include disclosure regarding contacts with Cuba, Iran, Sudan, or Syria.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, if any, whether through direct or indirect arrangements. Your response should describe any products you have provided into Cuba, Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of Cuba, Iran, Sudan, or Syria, or entities controlled by those governments.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Chris Owings
        Assistant Director
        Division of Corporation Finance